Exhibit 12.1

POPULAR, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Quarters ended		Years ended December 31,
	March 31,	March 31,
	2017	2016	2016	2015	2014		2013	2012
Income (loss) from continuing operations before income taxes and cumulative effect of accounting changes (1)	$116,285	$111,388	$280,009	$388,604	($156,892)		$279,796	$122,464
Fixed charges :
Interest expense and capitalized interest	53,849	51,560	212,327	193,840	688,280		315,685	379,086
Estimated interest component of net rental payments	2,470	2,532	10,009	11,391	11,665		9,874	9,752
Total fixed charges including interest on deposits	56,319	54,092	222,336	205,231	699,945		325,559	388,838
Less: Interest on deposits	33,757	29,874	127,577	107,533	105,087		137,364	184,089
Total fixed charges excluding interest on deposits	22,562	24,218	94,759	97,698	594,858		188,195	204,749
Income before income taxes and fixed charges (including interest on deposits)	$172,604	$165,480	$502,345	$593,835	$543,053		$605,355	$511,302
Income before income taxes and fixed charges (excluding interest on deposits)	$138,847	$135,606	$374,768	$486,302	$437,966		$467,991	$327,213
Ratio of earnings to fixed charges
Including interest on deposits	3.1	3.1	2.3	2.9	(A	)	1.9	1.3
Excluding interest on deposits	6.2	5.6	4.0	5.0	(A	)	2.5	1.6
Ratio of earnings to fixed charges and preferred stock dividends
Including interest on deposits	3.0	3.0	2.2	2.8	(A	)	1.8	1.3
Excluding interest on deposits	6.0	5.4	3.8	4.8	(A	)	2.4	1.6

(1)	The computation of earnings to fixed charges and preferred stock dividends excludes the results of discontinued operations.
(A)	During 2014, earnings were not sufficient to cover fixed charges or preferred stock dividends and the ratios were less than 1:1. The Corporation would have had to generate additional earnings of approximately $161 million to achieve ratios of 1:1 in the corresponding period of 2014.

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